Ship It Pro LLC



ANNUAL REPORT

1521 Estacada Way

Cordova, TN 38018

(629) 219-6642

http://shipitpro.com

This Annual Report is dated April 27, 2023.

BUSINESS

Ship It Pro LLC is a Delaware Limited Liability Company, formed on April 22th, 2020.

Ship It Pro is developing a technology, the Transportation Damage Management System (TDMS), which will become the supply chain logistics industry's first end-to-end load securement and damage prevention solution that utilizes data-driven Artificial Intelligence (AI) and Machine Learning (ML) modeling for continuous intelligence, data collection, and bottom-up collaborative communication. This should result in the reduction of waste due to cargo damage and freight claims but also in decreasing the overall financial risk to the industry.

Ship It Pro seeks to enable insurers, shippers, carriers, receivers, and packaging engineers to prevent waste from cargo damage and freight claims using our sophisticated AI platform designed to prevent damage from happening in the first place.

Ship It Pro currently has its first patent under review by the USPTO.

Previous Offerings

Name: Class B Non Voting Units
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 272,092
Use of proceeds: sweat equity
Date: Between April 20, 2021 and November 16, 2022
Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

The Company is currently pre-revenue. The Founders have bootstrapped the organization to date and continue to do so until capital is secured. We believe this capital injection will allow the Company to complete the product faster and scale operations accordingly.

Foreseeable major expenses based on projections:

Major expense in the short term is for the development of the product and onboarding our first 3 clients who have already been identified.

Future operational challenges:

The development for the software and clearly defined vision of features and functionality. Our development partner is amazing and we have finalized the Business Requirement Document. We want to avoid scope creep and technical debt. Second, scaling and hiring of good people at the right time is a key challenge ahead of us.

Future challenges related to capital resources:

The financial runway is the lifeblood of any tech startup. We have a clear path to revenue and need tunnel vision to get there as quickly as possible.

We are stacking the deck for an unfair advantage in sales, marketing, and customer success by implementing a Go-to-Market platform that uses AI for immediate prospect reach out to start conversations. This will save time, money, and allow our team to focus on deals that show promise to close vs chasing unqualified leads.

We are in conversations with three organizations about Ship It Pro technology. Due to NDA we cannot share names but two are major manufacturers and the last is one the major railroads.

Future milestones and events:

We have our first non-provisional patent under review by the USPTO. We will continue to add to our patent portfolio. We are actively working on agreements with beta customers. Completion of our first minimum viable product (MVP).

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $970.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Dan Barker

Amount Owed: $7,800.00

Interest Rate: 0.0%

This amount owed is due on demand.

Creditor: Wes Montague

Amount Owed: $21,000.00

Interest Rate: 0.0%

This amount owed is due on demand.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Wesley Montague

Wesley Montague's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder / CEO / Manager

Dates of Service: September, 2019 - Present

Responsibilities: Recruiter,Cheerleader, Coach, Dealmaker, Student, Firefighter, Strategist, Salesperson, Customer Support Champion, Decider, Builder and Creator of a Product users love. Wesley holds 66% equity in Ship It Pro and is not currently taking a salary.

Name: Dan Barker

Dan Barker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO / Manager

Dates of Service: April, 2020 - Present

Responsibilities: Strategic direction and implementation of marketing and sales initiatives. Dan holds 20% equity in Ship It Pro and is not currently taking a salary.

Other business experience in the past three years:

Employer: MEDQOR

Title: Chief Operating Officer / Chief Revenue Officer

Dates of Service: April, 2019 - August, 2022

Responsibilities: Responsible for forecasting, budgeting, and P&L for sales and new product development.

Name: Chris Chiozza

Chris Chiozza's current primary role is with Consultant. Chris Chiozza currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer / Strategic Advisor

Dates of Service: February, 2022 - Present

Responsibilities: Chiozza is leading all technology initiatives for Ship It Pro and utilizing his skills of leading teams through complicated builds by maximizing our technology investments while eliminating waste. Chris holds 10% equity in Ship It Pro and is not currently taking a salary.

Other business experience in the past three years:

Employer: Smith & Nephew - Syncera

Title: Enterprise Architecture Manager

Dates of Service: December, 2015 - September, 2019

Responsibilities: Acted as technology liaison to hospital surgery centers, setting communication technology standards, and vendor management.

Other business experience in the past three years:

Employer: Consultant

Title: Sr. Solutions Architect

Dates of Service: July, 2019 - Present

Responsibilities: Lead successful partnerships between multiple business and technology teams throughout the formal SDLC. Manage QA process by designing and utilizing test plans, test cases and test scripts.Verifying that technology used today will be adaptable/transferable tomorrow as technology stack changes.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Units

Member Name: Wesley Montague Ward

Amount and nature of Beneficial ownership: 4,489,532

Percent of class: 68.75

Title of class: Class A Voting Units

Member Name: Stanton Daniel Barker

Amount and nature of Beneficial ownership: 1,360,468

Percent of class: 20.83

Title of class: Class A Voting Units

Member Name: Chris Chiozza

Amount and nature of Beneficial ownership: 680,234

Percent of class: 10.0

RELATED PARTY TRANSACTIONS

Name of Entity: Dan Barker

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Founder's Loan, $7,800

Material Terms: No maturity date, no interest rate. Amount: $7,800

Name of Entity: Wes Montague

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Founder's loan, $21,000

Material Terms: No maturity date, no interest rate, Amount: $21,000.

OUR SECURITIES

The company has authorized Class A Voting Units, Class B Nonvoting Units, and Class C Nonvoting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,287,037 of Class C Nonvoting Units.

Class A Voting Units

The amount of security authorized is 6,530,234 with a total of 6,530,234 outstanding.

Voting Rights

1 vote per 1 unit

Material Rights

Transfer Restrictions

Class A Voting Units are subject to certain transfer restrictions. See Exhibit F for additional detail.

Drag Along Rights

Class A Voting Units have certain Drag Along Rights. See Exhibit F for additional detail.

Distributions of available cash and of proceeds in liquidation are made

(i) first, to the Members, pro rata, in proportion to their respective amounts of Unreturned Capital, until the Unreturned Capital of all Members is reduced to zero; and

(ii) thereafter, to the Members in proportion to their Units.

Class B Nonvoting Units

The amount of security authorized is 900,000 with a total of 900,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Nonvoting Units.

Material Rights

900,000 Class B Nonvoting Units were reserved for issuance under the Company's equity incentive plan.

Transfer Restrictions

Class B Voting Units are subject to certain transfer restrictions. See Exhibit F for additional detail.

Drag Along Rights

Class B Voting Units are subject to certain Drag Along Rights of Class A Voting Units. See Exhibit F for additional detail.

Distributions of available cash and of proceeds in liquidation are made

(i) first, to the Members, pro rata, in proportion to their respective amounts of Unreturned Capital, until the Unreturned Capital of all Members is reduced to zero; and

(ii) thereafter, to the Members in proportion to their Units.

Class C Nonvoting Units

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Nonvoting Units.

Material Rights

Transfer Restrictions

Class C Voting Units are subject to certain transfer restrictions. See Exhibit F for additional detail.

Drag Along Rights

Class C Voting Units are subject to certain Drag Along Rights of Class A Voting Units. See Exhibit F for additional detail.

Distributions of available cash and of proceeds in liquidation are made

(i) first, to the Members, pro rata, in proportion to their respective amounts of Unreturned Capital, until the Unreturned Capital of all Members is reduced to zero; and

(ii) thereafter, to the Members in proportion to their Units.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Nonvoting Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. We are an early stage company and have limited revenue and operating history The Company has a short history, a product still in the prototype phase, no customers, and effectively no revenue. We expect to incur substantial operating losses for the next several years as we develop and test our technology. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The Class C Nonvoting Units will not be freely tradable until one year from the initial purchase date. Although the Class C Nonvoting Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. Any Class C Nonvoting Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the membership interest/equity that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class C Nonvoting Units in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are still historically low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred equity financings in the future, which may reduce the value of your investment in the Class C Nonvoting Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Class C Nonvoting Units. In addition, if we need to raise more equity capital from the sale of Class C Nonvoting Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants of one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational Transportation Damage Management System or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its members/creditors. Our product, the Transportation Damage Management System, is still in prototype phase and might never become operational It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its members. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Transportation Damage Management System. Delays or cost overruns in the development of our Transportation Damage Management System and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our product will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition from better-financed companies We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Securities with No Voting Rights The Class C Nonvoting Units provide to the investors no voting rights whatsoever with respect to matters that in corporations generally require the approval of voting shareholders. This means that you will have no rights in electing or removing the Company's managers, or authorizing any fundamental changes to the Company, including, without limitation, changes or waivers to the Company's certificate of formation or its limited liability company agreement, fundamental changes in the terms of the Class C Nonvoting Units, the creation and issuance of units senior to the Class C Nonvoting Units, the merger, consolidation, dissolution, wind-up, or liquidation of the Company or the initiation of bankruptcy proceedings involving the Company. A careful review of the limited liability company agreement for the Company is critical prior to making an investment in the Company. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. Drag Along provisions. The limited liability company agreement for the Company includes a drag along provision which would allow the holders of Class A Units, which are held by founders and insiders, to force the other members, including the holders of Class C Nonvoting Units, to sell their Units to an acquiror for a consideration in the same form and amount to be received by the Class A Members. For this reason, as well as many others, a careful review of the Operating Agreement is critical prior to making an investment in the Class

C Nonvoting Units. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We are an early stage company and have not yet generated any profits Ship It Pro LLC was formed on April 22, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ship It Pro LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Certain aspects of the Company's technology are the subject of a pending patent application and there is no assurance a patent will be issued Certain aspects of the Company's technology are the subject matter of a pending patent application (US Patent Application Number 62/954,439). As of the date hereof, the application remains pending and there is no assurance that a patent will be issued. If no patent is issued, any legal recourse we may have against competitors that seek to market products utilizing the same or substantially similar technology would be severely limited. If competitors are able to utilize all or part of the technology we have licensed, we may face increased competition, loss of market share and/or reduced margins, all of which could adversely affect our results of operations and financial condition. We rely on various intellectual property rights, including trademarks in order to operate our business Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Wes Montague and Danie Barker in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Wes Montague or Danie Barker die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ship It Pro LLC or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ship It Pro LLC could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023.

Ship It Pro LLC

By /s/ *Wesley Montague*

    Name: <u>Ship It Pro LLC</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

SHIP IT PRO LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

SHIP IT PRO LLC

BALANCE SHEETS

		December 31,		
		2022		2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	970	$	20
Total assets	$	970	$	20
LIABILITIES AND MEMBERS' EQUITY				
Current liabilities:				
Due to related party	$	39,184	$	28,710
Total liabilities		39,184		28,710
Members' equity		(38,214)		(28,690)
Total members' equity		(38,214)		(28,690)
Total liabilities and members' equity	$	970	$	20

See accompanying notes, which are an integral part of these financial statements.

SHIP IT PRO LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31,			
	2022		**2021**	
Net revenues	$	-	$	-
Cost of net revenues		-		-
Gross profit		-		-
Operating expenses:				
General and administrative		10,634		9,451
Research and development		-		6,875
Total operating expenses		10,634		16,326
Loss from operations		(10,634)		(16,326)
Net loss	$	(10,634)	$	(16,326)

See accompanying notes, which are an integral part of these financial statements.

SHIP IT PRO LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Total Members' Equity
Balances at December 31, 2020	$ (11,254)
Net income	(16,326)
Balances at December 31, 2021	(27,580)
Net loss	(10,634)
Balances at December 31, 2021	$ (38,214)

See accompanying notes, which are an integral part of these financial statements.

SHIP IT PRO LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,			
		2022		**2021**
Cash flows from operating activities:				
Net loss	$	(10,634)	$	(16,326)
Adjustments to reconcile net oss to net cash used in operating activities:				
Net cash used in operating activities		(10,634)		(16,326)
Cash flows from financing activities:				
Due to related party		11,584		16,346
Net cash provided by financing activities		11,584		16,346
Net change in cash and cash equivalents		950		20
Cash and cash equivalents at beginning of year		20		-
Cash and cash equivalents at end of year	$	970	$	20
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	-	$	-

See accompanying notes, which are an integral part of these financial statements.

SHIP IT PRO LLC

NOTES TO FINANCIAL STATEMENTS

1. **NATURE OF OPERATIONS**

   Ship it Pro LLC (the "Company") was formed on April 20, 2020 in the State of Delaware. The Company's headquarters are located in Memphis, Tennessee. The Company is a logistics company that utilizes data-driven artificial intelligence and machine learning for cargo.

2. **GOING CONCERN**

   The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

   The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained a net loss of $10,634 in 2022 and has minimal cash. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital. Through the date the financial statements were available to be issued, the Company has been financed by its primary shareholder. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation

   The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

   Use of Estimates

   The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

   Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2022 and 2021, all of the Company's cash and cash equivalents were held at accredited financial institutions.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

   Fair Value Measurements

SHIP IT PRO LLC

NOTES TO FINANCIAL STATEMENTS

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

To date, the Company has not generated revenue.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. The Company adopted this ASU upon inception.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2020.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **MEMBERS' CAPITAL**

The Manager will be responsible for directing the management of the Company's business and affairs and managing the day-to-day activities, and implementing the Series' investment strategy. The Manager has a unilateral ability to amend the operating agreement/

The Manager has sole discretion in determining what distributions, if any, are made to members except as otherwise limited by law or the operating agreement. The Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

5. **RELATED PARTY TRANSACTIONS**

As of December 31, 2022 and 2021, the founders were owed $39,184 and $28,710, respectively, for expenses incurred on behalf of the Company. The advances are non-interest bearing, unsecured and due on demand.

6. **COMMITMENTS AND CONTINGENCIES**

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

7. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through April 25, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Wesley Montague, Principal Executive Officer of Ship It Pro LLC, hereby certify that the financial statements of Ship It Pro LLC included in this Report are true and complete in all material respects.

Wesley Montague

CEO